UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ZOO ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Avenue, Suite 100, East Tower Santa Monica, California 90404 (310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069 shares (See Item 5)
	8	SHARED VOTING POWER 20,920,090 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,069 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,920,090 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,926,159 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Medina, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 18,709,869 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 18,709,869 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,709,869 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.2% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 18,709,869 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 18,709,869 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,709,869 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.2% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

This Amendment No. 7 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2010, as amended by Amendment No. 1 thereto, filed with the SEC on March 8, 2010, Amendment No. 2 thereto, filed with the SEC on June 10, 2010, Amendment No. 3 thereto, filed with the SEC on July 26, 2011, Amendment No. 4 thereto, filed with the SEC on January 25, 2012, Amendment No. 5 thereto, filed with the SEC on February 3, 2012, and Amendment No. 6 thereto, filed with the SEC on March 7, 2012 (together, this “Schedule 13D”), by certain of the Reporting Persons (as defined below), with respect to the common stock, par value $0.001 per share, of Zoo Entertainment, Inc., a Delaware corporation (“Zoo Entertainment”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by (i) David E. Smith, a natural person and citizen of the United States of America, (ii) Coast Offshore Management (Cayman), Ltd., a Cayman Islands company (“Coast Offshore Management”), (iii) The Coast Fund L.P., a Cayman Islands limited partnership (the “Coast Fund”), (iv) Coast Medina, LLC, a Delaware limited liability company (“Coast Medina”), (v) Mojobear Capital LLC, a Delaware limited liability company (“Mojobear”), and (vi) MMB Holdings LLC, a Delaware limited liability company (“MMB”) (collectively, the “Reporting Persons”).

Mr. Smith is the president of Coast Offshore Management. Coast Offshore Management is the managing general partner of the Coast Fund. The Coast Fund is the sole member of Coast Medina. The principal business of each of Coast Offshore Management, the Coast Fund, Coast Medina, MMB and Mojobear is investment. Mojobear is the managing member of MMB. The principal occupation of Mr. Smith is president of Coast Asset Management, LLC. Mr. Smith is also the sole member of Mojobear.

The principal business address of each of Mr. Smith, Coast Offshore Management, the Coast Fund and Coast Medina is c/o Coast Asset Management, LLC, 2450 Colorado Avenue, Suite 100, East Tower, Santa Monica, California 90404. The principal business address of each of MMB and Mojobear is 888 Linda Flora Drive, Los Angeles, California 90049.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On March 9, 2012, Zoo Entertainment, Zoo Games, Inc., a Delaware corporation (“Zoo Games”), Zoo Publishing, Inc., a New Jersey corporation (“Zoo Publishing”), and indiePub, Inc., a Delaware corporation, as borrowers (collectively, the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with MMB, as lender, pursuant to which MMB agreed to provide the Borrowers with loans in an aggregate principal amount of up to $4,381,110, subject to the terms and conditions of the Loan Agreement. The Borrowers borrowed $2,414,158 under the Loan Agreement on March 9, 2012, and another $688,680 under the Loan Agreement on March 13, 2012. They are expected (but not required) to borrow the remaining $1,278,272 in one or more drawdowns on or before September 30, 2012, subject to the terms and conditions of the Loan Agreement. Under those terms and conditions, the Lender may refuse to fund any such drawdown if the Lender disapproves, in its sole and absolute discretion, with the Borrowers’ proposed use of the proceeds from such drawdown.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

The loans under the Loan Agreement bear interest at the rate of 10% per annum, which increases to 18% per annum upon the occurrence of an event of default under the Loan Agreement. The loans under the Loan Agreement mature on March 31, 2014, unless such maturity is accelerated after the occurrence of an event of default under the Loan Agreement. The Borrowers’ obligations under the Loan Agreement are secured by substantially all of the assets of the Borrowers.

Under the Loan Agreement, MMB may, at any time and from time to time, elect to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrowers to MMB) into shares of Common Stock at the conversion price of $0.40 per share, subject to adjustment for stock dividends and other similar transactions. If the entire current outstanding principal balance of $3,102,838 were converted into shares of Common Stock pursuant to the Loan Agreement, MMB would receive, in the aggregate, 7,757,095 shares of Common Stock, subject to adjustment for stock dividends and other similar transactions. If the Borrowers were to borrow the entire principal amount of $4,381,110 that the Borrowers are permitted to borrow under the Loan Agreement, and that entire principal amount were converted into shares of Common Stock pursuant to the Loan Agreement, MMB would receive, in the aggregate, 10,952,775 shares of Common Stock, subject to adjustment for stock dividends and other similar transactions. The actual number of shares (if any) that MMB will receive in connection with such conversions (if any) may be higher or lower depending upon, among other factors, (i) whether MMB elects to convert less than the full amount that MMB is entitled to convert under the Loan Agreement, (ii) whether the Borrowers borrow less than the full amount that they are permitted to borrow under the Loan Agreement, and (iii) whether any accrued or unpaid interest or unreimbursed costs owed by the Borrowers to MMB is capitalized from time to time into the loan balance instead of paid to MMB in cash.

In connection with the Loan Agreement, Zoo Entertainment also executed and delivered to MMB, on March 9, 2012, a warrant exercisable for 10,952,775 shares of Common Stock, at the exercise price of $0.40 per share, subject to adjustment for stock dividends and other similar transactions (the “Warrant”).

The source of funds that MMB used to make loans to the Borrowers pursuant to the Loan Agreement is working capital of MMB (including from capital provided to MMB by its owners).

The foregoing description of the Loan Agreement and Warrant is a summary only and is qualified in its entirety by reference to the full text of the Loan Agreement and Warrant, which are filed, respectively, as Exhibits I and II to this Schedule 13D and is hereby incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

The purpose of the Loan Agreement and the Warrant is to assist the Borrowers with their liquidity needs, including to enable the Borrowers to settle at a discount certain claims owed to their unsecured creditors and provide working capital to the Borrowers.

MMB may at any time and from time to time, for any reason or no reason at all, exercise (i) its rights under the Loan Agreement to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrower to MMB) into shares of Common Stock pursuant to the Loan Agreement or (ii) the Warrant in whole or in part. Factors that MMB might consider when determining whether to exercise any such rights

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

include the financial condition of the Borrowers, the future prospects of the Borrowers, the availability of additional financing by the Borrowers from other sources, the possibility of an extraordinary transaction involving any of the Borrowers, and any need or desire on the part of MMB to redeem, in whole or in part, the interests in MMB of one or more owners of MMB.

MMB is owned by a consortium of investors, including (i) Mojobear, which serves as the managing member of MMB and is, in turn, owned and controlled by Mr. Smith, (ii) Jay A. Wolf, Executive Chairman of the Board of Directors of the Company, (iii) Columbia Pacific Opportunity Fund, LP, and (iv) certain other investors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	MMB beneficially owns, in the aggregate, 18,709,869 shares of Common Stock (the “MMB Shares”), representing approximately 64.2% of the outstanding Common Stock.(1) The MMB Shares are comprised of (i) 7,757,094 shares of Common Stock receivable by MMB upon conversion pursuant to the Loan Agreement of the current outstanding principal balance owed by the Borrowers under the Loan Agreement and (ii) 10,952,775 shares of Common Stock receivable by MMB upon exercise in full of the Warrant.

As the managing member of MMB, Mojobear may be deemed to beneficially own the MMB Shares. Except to the extent it is deemed to beneficially own the MMB Shares, Mojobear does not beneficially own any Common Stock.

Coast Medina beneficially owns, in the aggregate, 2,199,418 shares Common Stock, representing approximately 20.4% of the outstanding Common Stock (the “Medina Shares”). The Medina Shares are comprised of (i) 1,839,706 shares of Common Stock and (ii) warrants to purchase 359,712 shares of Common Stock.

As the sole member of Coast Medina, the Coast Fund may be deemed to beneficially own the Medina Shares. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management may be deemed to beneficially own all shares of Common Stock that the Coast Fund may be deemed to beneficially own (including the Medina Shares). Except to the extent it is deemed to beneficially own the Medina Shares, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the managing member of Mojobear, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Mojobear may be deemed to beneficially own (including the MMB Shares). In addition, as the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Coast Offshore Management may be deemed to beneficially own (including the Medina Shares). In addition, Mr. Smith directly owns (i)

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately (i) 8,011,435 shares of Common Stock outstanding as of November 14, 2011, as reported in the Quarterly Report on Form 10-Q filed by Zoo Entertainment with the SEC on November 21, 2011, plus (ii) an estimated 2,411,429 shares of Common Stock that the Reporting Persons believe was issued in connection with the settlement by Zoo Entertainment of certain claims of its creditors on or around March 9, 2012, plus (iii) in the case the ownership being reported includes options or warrants that are exercisable within 60 days, the shares issuable upon exercise of such options or warrants, plus (iv) in the case of the loans under the Loan Agreement, the shares issuable upon conversion of the outstanding principal amount of such loans pursuant to the Loan Agreement.

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

options exercisable within 60 days for 6,069 shares of Common Stock (the “Smith Options”) and (ii) 10,803 shares of Common Stock beneficially owned by Coast Sigma, LLC (the “Sigma Shares”), a Delaware limited liability company that is controlled by Mr. Smith (“Coast Sigma”). Accordingly, Mr. Smith may be deemed to beneficially own, in the aggregate, 20,926,159 shares of Common Stock, representing approximately 70.9% of the outstanding Common Stock.

If the Borrowers were to borrow the remaining $1,278,272 in principal amount available for borrowing under the Loan Agreement, then MMB would beneficially own and Mr. Smith may be deemed to beneficially own an additional 3,195,680 shares of Common Stock, with the result that (i) MMB would beneficially own, in the aggregate, 21,905,549 shares of Common Stock, representing approximately 67.8% of the outstanding Common Stock, and (ii) Mr. Smith may be deemed to beneficially own, in the aggregate, 24,121,839 shares of Common Stock, representing approximately 73.8% of the outstanding Common Stock.

MMB may be deemed to share the power to vote and dispose of the MMB Shares with Mojobear and Mr. Smith. Coast Medina may be deemed to share the power to vote and dispose of the Medina Shares with the Coast Fund, Coast Offshore Management and Mr. Smith. Mr. Smith has sole power to vote and dispose of the Smith Options and may be deemed to share the power to vote and dispose of the Sigma Shares with Coast Sigma.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

Under the Loan Agreement, Zoo Entertainment is required to enter into a registration rights agreement, in a form satisfactory to MMB in MMB’s reasonable discretion, pursuant to which Zoo Entertainment will register, upon demand by MMB, all of the shares of Common Stock received by MMB under the Loan Agreement and the Warrant.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

I	Loan and Security Agreement, dated as of March 9, 2012, by and among Zoo Entertainment, Inc., Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).

II	Warrant, dated as of March 9, 2012, by Zoo Entertainment, Inc., in favor of MMB Holdings LLC (filed herewith).

III	Joint Filing Agreement, dated as of March 9, 2012, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., Coast Medina, LLC, MMB Holdings LLC, and Mojobear Capital LLC (filed herewith).

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2012

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

COAST MEDINA, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

CUSIP No. 98978F108	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

MMB HOLDINGS LLC

By:	MOJOBEAR CAPITAL LLC, its managing member

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

MOJOBEAR CAPITAL LLC

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member